Exhibit 99.2

AMBERJACK PIPELINE COMPANY LLC

Report of Independent Auditors

To the Management Committee and Members
Amberjack Pipeline Company LLC

Opinion

We have audited the financial statements of Amberjack Pipeline Company LLC (the Company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, members’ capital, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Adoption of ASU No. 2016-02

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases as a result of the amendments to the FASB Accounting Standards Codification resulting from Accounting Standards Update No. 2016-02, “Leases” (Topic 842), effective January 1, 2020. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP

Houston, Texas
February 16, 2022

AMBERJACK PIPELINE COMPANY LLC
BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$19,441,747	$10,670,102
Accounts receivable, net
Related parties	13,724,621	13,460,529
Third parties	12,927,044	12,553,884
Materials and supplies inventory	5,019,639	5,019,639
Allowance oil, net	1,872,065	1,597,244
Other current assets	294,086	294,086
Total current assets	53,279,202	43,595,484
Property, plant and equipment	1,093,245,582	1,093,245,582
Accumulated depreciation	(387,296,035)	(340,805,486)
Property, plant and equipment, net	705,949,547	752,440,096
Operating lease right of use assets - related party, net	37,659,286	38,973,934
Operating lease right of use assets - third party, net	2,478,656	2,566,753
Finance lease right of use assets - related party, net	36,111,754	37,987,690
Prepaid and other deferred charges	3,975,809	4,387,855
Advance for operations due from related party	300,000	300,000
Total assets	$839,754,254	$880,251,812
LIABILITIES and MEMBERS’ CAPITAL
Current liabilities
Accounts payable and accrued liabilities	$566,499	$1,197,543
Payable to related parties	1,972,721	1,084,454
Current operating lease liability - related party	1,262,968	1,148,752
Current operating lease liability - third party	72,826	122,027
Current finance lease liability - related party	1,310,738	1,259,427
Current asset retirement obligation	66,429	5,000,000
Other current liabilities	167,757	167,757
Total current liabilities	5,419,938	9,979,960
Noncurrent operating lease liability - related party	34,878,638	36,260,260
Noncurrent operating lease liability - third party	2,365,034	2,319,206
Noncurrent finance lease liability - related party	35,912,368	37,223,106
Noncurrent asset retirement obligation	2,000,000	2,000,000
Long-term liabilities and deferred revenue	59,006,327	46,605,088
Commitments and contingencies (Notes 11)
Members’ capital	700,171,949	745,864,192
Total liabilities and members’ capital	$839,754,254	$880,251,812
The accompanying notes are an integral part of these financial statements.

AMBERJACK PIPELINE COMPANY LLC
STATEMENTS OF INCOME

	2021	2020	2019
Revenue
Operating revenue – related parties	$131,302,700	$155,104,657	$175,023,100
Operating revenue – third parties	134,020,022	121,333,319	135,687,795
Product revenue – related parties	5,586,349	3,683,029	4,076,886
Total revenue	270,909,071	280,121,005	314,787,781
Operating costs and expenses
Operations and maintenance - related parties	7,583,724	13,439,720	17,001,274
Operations and maintenance - third parties	5,146,710	521,094	1,074,034
Cost of product sold	5,513,131	7,945,144	3,901,004
General and administrative - related parties	666,415	1,631,040	6,330,437
General and administrative - third parties	39,826	108,436	356,933
Depreciation and amortization	44,409,546	54,486,612	42,903,834
Property taxes	85,990	91,919	170,112
Net loss (gain) on disposition of asset	3,956,939	(217,021)	—
Net (gain) loss on pipeline operations	(1,137,614)	—	1,327,826
Total costs and expenses	66,264,667	78,006,944	73,065,454
Operating income	204,644,404	202,114,061	241,722,327
Other income	167,757	167,756	167,756
Interest (expense) income	(1,504,404)	(1,012,035)	1,371,179
Net income	$203,307,757	$201,269,782	$243,261,262

The accompanying notes are an integral part of these financial statements.

AMBERJACK PIPELINE COMPANY LLC
STATEMENTS OF MEMBERS’ CAPITAL

	Shell Midstream Partners, L.P.	Chevron Pipe Line Company	Total
Members’ capital at December 31, 2018	$454,692,455	$428,842,208	$883,534,663
Impact of change in accounting principle (2)	(9,426,518)	(9,426,517)	(18,853,035)
Net income	126,026,831	117,234,431	243,261,262
Cash distributions	(147,142,310)	(137,306,170)	(284,448,480)
Members’ capital at December 31, 2019	$424,150,458	$399,343,952	$823,494,410
Net income	102,437,549	98,832,233	201,269,782
Cash distributions	(146,075,000)	(132,825,000)	(278,900,000)
Members’ capital at December 31, 2020	$380,513,007	$365,351,185	$745,864,192
Net income	103,720,284	99,587,473	203,307,757
Cash distributions	(127,030,818)	(121,969,182)	(249,000,000)
Members’ capital at December 31, 2021	$357,202,473	$342,969,476	$700,171,949
(1) Impact of adoption of Topic 606, Revenue from Contracts with Customers effective January 1, 2019.

The accompanying notes are an integral part of these financial statements.

AMBERJACK PIPELINE COMPANY LLC
STATEMENTS OF CASH FLOWS

	2021	2020	2019
Cash flows from operating activities
Net income	$203,307,757	$201,269,782	$243,261,262
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44,409,546	54,486,612	42,903,834
Loss from impairment of fixed assets	3,956,939	—	—
Net (gain) loss on pipeline operations	(1,137,614)	—	1,327,826
Re-measurement of ARO liability	(2,412,464)	—	—
Changes in operating assets and liabilities
(Increase) decrease in accounts receivables - related parties	(264,092)	1,543,002	517,538
(Increase) decrease in accounts receivable - third parties	(373,161)	232,620	(481,037)
(Increase) decrease in materials and supplies inventory and allowance oil, net	862,793	1,009,578	(2,639,407)
(Increase) decrease in prepaid and other deferred charges	544,011	415,416	(141,183)
Increase (decrease) in accounts payable, accrued and other liabilities - related parties	888,267	(2,481,856)	(384,905)
Increase (decrease) in accounts payable, accrued and other liabilities - third parties	(631,042)	1,140,414	904,765
Change in Asset Retirement Obligation Liability	(2,521,107)	—	—
Increase (decrease) in other long-term liability	12,401,239	14,321,769	9,306,179
Net cash provided by operating activities	259,031,072	271,937,337	294,574,872
Cash flows from investing activities
Capital expenditures	—	(13,761)	(1,029,776)
Net cash used in investing activities	—	(13,761)	(1,029,776)
Cash flows from financing activities
Principal payment for finance lease	(1,259,427)	(912,109)	—
Distributions to members	(249,000,000)	(278,900,000)	(284,448,480)
Net cash used in financing activities	(250,259,427)	(279,812,109)	(284,448,480)
(Decrease) increase in cash and cash equivalents	8,771,645	(7,888,533)	9,096,616
Cash and cash equivalents at the beginning of the period	10,670,102	18,558,635	9,462,019
Cash and cash equivalents at the end of the period	$19,441,747	$10,670,102	$18,558,635

Supplemental cash flow information
Change in accrued capital expenditures	$—	$—	$1,029,776

The accompanying notes are an integral part of these financial statements.

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business

Amberjack Pipeline Company LLC (“Amberjack”, “we”, “us” or “our”) is a Delaware limited liability company (“LLC”), which owns a pipeline system for the transportation of crude oil from the Green Canyon, Ewing Bank and Grand Isle areas in the Gulf of Mexico to the intersection with the Mars Oil Pipeline Company LLC’s (“Mars”) pipeline at Fourchon, Louisiana. Amberjack was formed in 2005 from a previous partnership between Shell Pipeline Company LP (“Shell Pipeline”, “Operator“), an indirect wholly-owned subsidiary of Shell Oil Company (“Shell Oil”) and Chevron Pipe Line Company (“Chevron”). Both Shell Pipeline and Chevron contributed cash and certain pipeline related assets to Amberjack. Following the formation, Amberjack issued two series of ownership interests wherein, (i) all the assets and liabilities of the former Partnership became the assets and liabilities of Amberjack Series A (“Series A”) units, and (ii) Amberjack Series B (“Series B”) units used to fund the construction of the Tahiti pipeline. On May 11, 2018, Shell Midstream Partners, L.P. (“Shell Midstream”) acquired Shell Pipeline’s ownership interests in Amberjack, which is comprised of 75% of the issued and outstanding Series A membership interests and 50% of the issued and outstanding Series B membership interests. The remaining 25% of Series A units and 50% of Series B units remain with Chevron. Amberjack is an LLC, and as such, no Member is liable for debts, obligations or liabilities, including under a judgment decree or order of a court, and shall continue until such time as a certificate of cancellation is filed with the Secretary of the State of Delaware.

2. Recent Accounting Pronouncements

Standard Adopted as of January 1, 2021

There were no recent accounting pronouncements that are applicable to Amberjack in 2021.

3. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with GAAP.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management believes the estimates are reasonable.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash on deposit at the bank.

Accounts Receivable
Our accounts receivable is primarily from purchasers and shippers of crude oil. These purchasers include, but are not limited to, refiners, producers, marketing and trading companies and financial institutions that are active in the physical and financial commodity markets. The majority of our accounts receivable relate to our crude oil logistics activities with our shippers.

We assess the creditworthiness of our counterparties on an ongoing basis and require security, including prepayments and other forms of collateral, when appropriate. We establish provisions for losses on third-party accounts receivable due from shippers and operators based on current expected credit losses. As of December 31, 2021 and 2020, we had no allowance for doubtful accounts.

Inventories
Inventories of materials and supplies are carried at the lower of average cost or net realizable value.

Allowance Oil
A loss allowance factor of 0.1% per barrel is incorporated into applicable crude oil tariffs to offset evaporation and other losses in transit. Allowance oil represents the net difference between the tariff pipeline loss allowance (“PLA”) volumes and the actual volumetric losses. We take title to any excess loss allowance when product losses are within an allowed level and convert that product to cash periodically at prevailing market prices.

Allowance oil is valued at cost using the average market price for the relevant type of crude oil during the month the product was transported. At the end of each reporting period, we assess the carrying value of our allowance oil and make any

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

adjustments necessary to reduce the carrying value to the applicable net realizable value. We recorded a net realizable value adjustment to allowance oil of $109,559, $465,619 and $212,241 for the year ended December 31, 2021, 2020 and 2019, respectively.

Cost of product sold in 2021, 2020 and 2019 presented within the accompanying statements of income represent the cost of sales of allowance oil and any net realizable value adjustments recorded during the reporting period. See Revenue Recognition discussed below.

Other Current Assets
Other current assets in the accompanying balance sheets includes prepaid insurance and prepaid common facilities expense.

Property, Plant, and Equipment, net
Property, plant and equipment, net is stated at its historical cost of construction, or upon acquisition, at either the fair value of the assets acquired or the historical carrying value to the entity that placed the asset in service. Expenditures for major renewals and betterments are capitalized while minor replacements, maintenance and repairs, which do not improve or extend asset life, are expensed when incurred. For constructed assets, all construction-related direct labor and material costs, as well as indirect construction costs, are capitalized. Gains and losses on the disposition of assets are recognized on the accompanying balance sheets against the accumulated depreciation unless the retirement was an abnormal or extraordinary item.

We compute depreciation using the straight-line method based on estimated economic lives. The following represent the remaining lives effective January 1, 2018 based on a study performed by a third party company in the industry: 20 to 23 years for right-of-way, line pipe, line pipe fittings, pipeline construction; 11 to 19 years for buildings, pumping equipment, other station equipment, office furniture and equipment; and 14 to 17 years for communication systems, vehicles and other work equipment (oil tanks and delivery facilities are no longer applicable to our assets). The composite depreciation rates effective January 1, 2018 to present range from 2.9% to 5.9%.

Prepaid and Other Deferred Charges
Prepaid and other deferred charges represent payment to Shell GOM Pipeline Company LLC (“SGPC”) for the upgrade and replacement of equipment at GC 19 common facilities platform. This platform is owned by SGPC and is used by Amberjack and other parties. The project was completed in 2016 and our share of the costs are being amortized over the asset useful life of 30 years.

Asset Retirement Obligations
Asset retirement obligations (“AROs”) represent contractual or regulatory obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the asset. We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses at fair value on a discounted basis when they are incurred and can be reasonably estimated. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when settled at the time the asset is taken out of service. The settlement date of these obligations will depend mostly on the various supply sources that connect to our pipelines and the ongoing demand for usage in the markets we serve. Except as discussed below, we expect these supply sources and market demands to continue for the foreseeable future. As the settlement dates of obligations are indeterminate, there is not sufficient information to make a reasonable estimate of the AROs of our assets as of December 31, 2021 and 2020.

In October 2020 Amberjack received from Chevron a notification of the cessation of production of the GC 205 platform. Amberjack’s management estimated it would cost $7,000,000 to abandon the South Corridor assets. As a result, management concluded there was sufficient information to make a reasonable estimate of the costs to decommission the asset and that the AROs with respect of the South Corridor assets should be recognized in the fourth quarter of 2020. During the year 2021, Amberjack spent $2,521,107 on South Corridor decommissioning activities while $2,412,464 of the initial amount recorded was reversed as a result of revision of estimate. As of December 31, 2021, the remaining balance of $66,429 is classified as short-term asset retirement obligations and $2,000,000 is classified as long-term asset retirement obligations on the accompanying balance sheets.

No other AROs have been recognized for the years ended December 31, 2021 and 2020.

Impairments of Long-Lived Assets
Long lived assets of identifiable business activities are evaluated for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. These events include

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

market declines that are believed to be other-than-temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment, such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying values based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, we compare our management’s estimate of forecasted undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e., the undiscounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

Effective June 4, 2021, Amberjack executed an agreement to divest a small segment of the Amberjack pipeline that is no longer utilized nor deemed a material component in the operation of the pipeline. As a result of the divestment, Amberjack recorded a held for sale impairment charge of $3,956,939 on the Net loss (gain) on disposition of asset line in the accompany statements of income during the second quarter of 2021. The remainder of the Amberjack pipeline continues to operate under its existing ownership structure.

In October 2020 Chevron filed a notification of the cessation of production of the GC 205 platform to the United States Department of the Interior Bureau of Safety and Environmental Enforcement. As a result of this filing, a review of abandoning the South Corridor assets was performed. After carefully evaluating the current fair value, it was determined that a $3,455,840 impairment was to be included on the Depreciation and amortization line in the accompany statements of income for 2020.

No other impairments have been recognized for the years ended December 31, 2021, 2020 or 2019.

Fair Value of Financial Instruments
Assets and liabilities requiring fair value presentation or disclosure are measured using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and are disclosed according to the quality of valuation inputs under the following hierarchy:

Level 1 - Quoted prices in an active market for identical assets or liabilities.
Level 2 - Inputs other than quoted prices that are directly or indirectly observable.
Level 3 - Unobservable inputs that are significant to the fair value of assets or liabilities.

The fair value of an asset or liability is classified based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

The carrying amounts of our Accounts receivable, net, Other current assets, Prepaid and other deferred charges, Accounts payable and accrued liabilities and Payable to related parties approximate their fair values due to their short-term nature.

Concentration of Credit and Other Risks
A significant portion of our receivables are from related parties, as well as other oil and gas companies. Although collection of these receivables could be influenced by economic factors affecting the oil and gas industry, management believes the risk of significant loss to be remote.

The following table shows revenues from third and related parties that accounted for 10% or more of Total revenue in the accompanying statements of income for the indicated periods:

	December 31,
	2021		2020		2019
Shipper A (1)	$123,311,137	43%	$133,265,315	46%	$155,196,539	50%
Shipper B (2)	91,273,032	32%	52,377,320	18%	64,750,446	21%

(1) Related party shipper.
(2) Third party shipper.

The following table shows receivables from third and related parties that accounted for 10% or more of Accounts receivable, net in the accompanying balance sheet for the indicated dates:

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

	December 31,
	2021		2020
Shipper A (1)	$13,704,705	51%	$11,003,853	42%
Shipper B (2)	8,602,955	32%	5,699,662	20%

(1) Related party shipper.
(2) Third party shipper.

Development and production of crude oil in the service area of the pipeline are subject to, among other factors, prices of crude oil, as well as federal and state energy policy, which are not within our control.

We have concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). We monitor the financial health of the bank and have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk. As of December 31, 2021 and 2020, we had $19,191,747 and $10,420,102, respectively, in cash and cash equivalents in excess of FDIC limits.

Net (Gain) Loss on Pipeline Operations
We experience volumetric gains and losses from our pipeline operations that may arise from factors such as shrinkage or measurement inaccuracies within tolerable limits. Prior to January 1, 2019, gains and losses from pipeline operations that are related to allowance oil are presented net in the accompanying statements of income as net loss on pipeline operations. Beginning January 1, 2019, volumetric losses are netted against allowance oil revenue and are presented under Operating revenue in the accompanying statements of income.

Revenue Recognition
Our revenues are primarily generated from the transportation of crude oil through our pipelines. We recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

See Note 8 – Revenue Recognition for information and disclosures related to revenue from contracts with customers.

Taxes
As an LLC, we have not historically incurred income tax expense in accordance with the provisions of the Internal Revenue Code, are not subject to U.S. federal income taxes. Rather, each Member includes its allocated share of our income or loss in its own federal and state income tax returns. We are responsible for various state property and ad valorem taxes, which are recorded in the accompanying statements of income as Property taxes.

4. Property, Plant and Equipment

Property, plant and equipment, net consists of the following as of the dates indicated:

	December 31,
	2021	2020
Buildings	$26,253,142	$26,253,142
Line pipe, equipment and other pipeline assets	1,046,537,440	1,046,537,440
Rights-of-way	826,662	826,662
Office, communication and data handling equipment	19,628,338	19,628,338
Total	1,093,245,582	1,093,245,582
Accumulated depreciation	387,296,035	340,805,486
Property, plant and equipment, net	$705,949,547	$752,440,096

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

Depreciation expense on property, plant and equipment is included in Depreciation and amortization in the accompanying statements of income for the years ended December 31, 2021, 2020 and 2019 in the amounts of $44,409,546, $54,486,612 and $42,903,834, respectively.

5. Related Party Transactions

We derive a significant portion of our operating and product revenue from related parties, which are based on published tariffs and contractual agreements. This activity amounted to $136,889,049, $155,104,657 and $175,023,100 for the years ended December 31, 2021, 2020 and 2019, respectively. All such transactions are within the ordinary course of business. At December 31, 2021 and 2020, we had affiliate receivables of $11,027,989 and $10,300,999, respectively, relating to transportation services. Non-transportation affiliate receivables at December 31, 2021 and 2020 were $2,696,631 and $3,159,530, respectively.

We have no employees and rely on the Operator to provide personnel who perform daily operating and administrative duties on our behalf. In accordance with terms of the Operating Agreement, Shell Pipeline charged us for aggregate expenses incurred on our behalf in the amounts of $8,161,206, $8,409,523 and $18,923,649, respectively, for the years ended December 31, 2021, 2020 and 2019. Chevron also charged us for expenses incurred on our behalf in the amounts of $2,368,942, $2,321,519 and $4,562,415, respectively, for the years ended December 31, 2021, 2020 and 2019. These expenses are included within Operations and maintenance or General and administrative in the accompanying statements of income.

Substantially all expenses we incur are paid by Shell Pipeline on our behalf. At December 31, 2021 and 2020, we owed $576,392 and $612,072, respectively, to reimburse Shell Pipeline for these expenses. We also owed Chevron $396,393 and $433,411, respectively, as of December 31, 2021 and 2020 for various projects led by Chevron. At both December 31, 2021 and 2020, we had a deposit of $300,000 to Shell Pipeline, which is comprised of an advance payment under the Operating Agreement. This balance is presented as Advance for operations due from related party on the accompanying balance sheets.

Employees who directly or indirectly support our operations participate in the pension, postretirement health and life insurance and defined contribution benefit plans sponsored by Shell Oil, which includes other Shell Oil subsidiaries. Our share of pension and postretirement health and life insurance costs for the years ended December 31, 2021, 2020 and 2019 were $208,860, $228,953 and $849,746, respectively. Our share of defined contribution benefit plan costs for the same periods were $68,475, $86,115 and $341,764, respectively. Pension and defined contribution benefit plan expenses are included in General and administrative in the accompanying statements of income.

See Note 7 – Leases for information and disclosures related to leases with related parties.

6. Cost Sharing Agreement

In July 2014, the lease on platform ST301, which was previously utilized by Series A’s pipeline, was terminated. To continue operations, Series A built a subsea access route around the platform and is the sole owner of the new infrastructure, however two affiliate-owned pipelines are connected to Series A’s pipeline. These two affiliates have a cost sharing agreement with Series A to share common costs including the main bypass piping, engineering, design and permitting. The contributed cash is accounted for as deferred income and is included in Other current liabilities and Long-term liabilities and deferred income on the accompanying balance sheets. At December 31, 2021 and 2020, Series A had $3,620,834 and $3,788,591 of deferred income balances, respectively, which relate to reimbursement of construction costs on Brutus Pipeline as a result of the cost sharing agreement for the ST 301 re-route project. These balances are amortized over the 30-year useful life of the asset and for each of the years ended December 31, 2021, 2020 and 2019, we recorded related amortization of $167,757 to Other income in the accompanying statements of income.

7. Leases

Adoption of ASC Topic 842 “Leases”
On January 1, 2020, we adopted ASC Topic 842 (the “new lease standard”) by applying the modified retrospective approach to all leases on January 1, 2020. Under this new guidance, lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases. We elected the package of practical expedients upon transition that permits us to not reassess (1) whether any contracts entered into prior to adoption are or contain leases, (2) the lease classification of existing leases and (3) initial direct costs for any leases that existed prior to adoption.

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

Upon adoption on January 1, 2020, we recognized operating lease right-of-use (“ROU”) assets and corresponding lease liabilities of $58,748,340.

Lessee accounting
We determine if an arrangement is or contains a lease at inception. Our assessment is based on (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period and (3) whether we have the right to direct the use of the asset. Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. The lease classification affects the expense recognition in the income statement. Operating lease costs are recorded entirely in operating expenses. Finance lease costs are split, where amortization of the ROU asset is recorded in operating expenses and an implied interest component is recorded in interest expense.

Under the new lease standard, operating leases (as lessee) are included in Operating lease right of use assets- related party, net, Operating lease right of use assets- third party, net, Current operating lease liabilities- related party, Current operating lease liabilities- third party, Noncurrent operating lease liabilities- related party, and Noncurrent operating lease liabilities- third party in our balance sheets. Finance leases (as lessee) are included in Finance lease right of use assets- related party, Finance lease amortization of right of use assets- related party, Finance lease right of use assets- related party, net, Current finance lease liabilities- related party, and Noncurrent finance lease liabilities- related party in our balance sheets. ROU assets and lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at transition date in determining the present value of future payments. The ROU asset includes any lease payments made but excludes lease incentives and initial direct costs incurred, if any. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.
Lease extensions
Many of our leases have options to either extend or terminate the lease. In determining the lease term, we considered all available contract extensions that are reasonably certain of occurring.
Significant assumptions and judgments
Incremental borrowing rate. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate (“IBR”) at the commencement of the lease and estimate the IBR for each lease agreement taking into consideration lease contract term, collateral and entity credit ratings, and use sensitivity analyses to evaluate the reasonableness of the rates determined.
Lease balances and costs
Operating leases
We have several LOPS agreements to lease usage of offshore platform spaces located at GC 19. The original LOPS agreement at platform GC 19 commenced on October 1, 1997 was amended on April 1, 2009 and on November 1, 2016 for the lease of additional platform space. The amended agreement is effective for ten years from the effective or amendment date, with an option for annual renewal thereafter with a 180 days prior written notice. Effective April 1, 2020, we elected to discontinue this operational lease agreement and entered into a finance lease agreement as described in the Finance leases section below. Lease payments for the years ended December 31 2020 and 2019 were $552,270 and $1,342,254, respectively.

In March 2014, Amberjack assumed all of the rights, duties and obligations of Shell Pipeline’s lease of platform space located in SS 332. The assumed lease agreement was effective April 1, 2002 and shall continue until the earliest date that (i) Amberjack facilities are abandoned by Amberjack and removed as set forth in the lease agreement, (ii) Amberjack, in its sole discretion, elects to discontinue operations when crude oil ceases to be delivered through the Amberjack facilities for a period of three consecutive months or (iii) both parties agree to terminate the agreement. Notwithstanding the foregoing, the lease agreement may be terminated earlier upon ninety days’ prior written notice by either party. The agreement requires adjustment of the lease payment annually based on the Wage Index Adjustment as published by the Council of Petroleum Accountants Society (“COPAS”). Lease payments for SS 332 were $197,710, $187,937 and $178,837, respectively, for the years ended December 31, 2021, 2020 and 2019.

Effective July 1, 2014, we entered into a LOPS agreement to lease additional space at GC 19 from an affiliate of Shell Oil in order to deliver crude oil production gathered from the Jack/St. Malo (“JSM”) host platform to downstream pipelines at GC 19.

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

The agreement is effective for an initial term of five years and continues annually thereafter. Each party can terminate the agreement at the end of the initial term, or any extension term, with prior written notice of at least 90 days. The agreement requires adjustment of the lease payment annually based on the Wage Index Adjustment as published by the COPAS. Related lease payments were $1,452,102, $1,368,013 and $1,337,307, respectively, for the years ended December 31, 2021, 2020 and 2019.

Effective July 1, 2016, we entered into a LOPS agreement to further lease additional space at GC 19 from an affiliate of Shell Oil in order to operate a 24-inch crude oil pipeline that will deliver crude oil to downstream pipelines at Fourchon Junction. The agreement is effective for an initial term of 5 years and continues annually thereafter. Each party can terminate the agreement at the end of the initial term or extension term with written notice of at least 90 days prior to the intended termination date. The agreement requires minimum annual lease payments of $1,218,808, adjusted annually based on the percent increase published by COPAS. Related lease payments $1,769,838, $1,667,349 and $1,629,925, respectively, for the years ended December 31, 2021, 2020 and 2019.

Total lease expense for the years ended December 31, 2021, 2020 and 2019 was $3,419,650, $3,775,568 and $4,488,323, respectively. Lease expense is included in Operations and maintenance within the accompanying statements of income as all related lease agreements are deemed to be operating leases.

Finance leases

Effective April 1, 2020, we entered into a LOPS agreement with an affiliate company for $2,775,805 per year at the Green Canyon 19 (“GC19”) platform in the Gulf of Mexico. The terms of this agreement were assessed at 100% life of the platform and therefore obligates us to recognize this agreement as a finance lease under the new lease standards. This agreement shall remain in full force and effect for the initial term of five years. Thereafter it may be extended annually or terminated with a written notice at least ninety days prior to the intended termination date. Finance lease payments were $2,775,805 and $2,081,855, respectively, for year ended December 31, 2021 and 2020.

The following tables summarize balance sheet data related to leases at December 31, 2021 and 2020, and our lease costs as of and for the year ended December 31, 2021 and 2020:

Leases	Classification	December 31, 2021	December 31, 2020
Assets
Operating lease assets	Operating lease right of use assets - related party	$37,659,286	$38,973,934
Operating lease assets	Operating lease right of use assets - third party	2,478,656	2,566,753
Finance lease assets (1)	Finance lease right of use assets - related party	36,111,754	37,987,689
Total lease assets		$76,249,696	$79,528,376

Liabilities
Current
Operating	Current operating lease liability - related party	$1,262,968	$1,148,752
Operating	Current operating lease liability - third party	72,826	122,027
Finance	Current finance lease liability- related party	1,310,738	1,259,427
Noncurrent
Operating	Noncurrent operating lease liability - related party	34,878,638	36,260,260
Operating	Noncurrent operating lease liability - third party	2,365,034	2,319,206
Finance	Noncurrent finance lease liability - related party	35,912,368	37,223,106
Total lease liabilities		$75,802,572	$78,332,778
(1) Finance lease assets are recorded net of accumulated amortization of $1,875,935 and $1,406,951, respectively, as of December 31, 2021 and 2020.

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

Lease cost	Classification	December 31, 2021	December 31, 2020
Operating lease cost	Operations and maintenance - related parties	$3,148,081	$3,772,604
Operating lease cost	Operations and maintenance - third parties	197,710	187,937
Finance lease cost (cost resulting from lease payments):
Amortization of leased assets	Depreciation and amortization	1,875,935	1,406,951
Interest on lease liabilities	Interest (expense) income	1,516,378	1,169,746
Total lease cost		$6,738,104	$6,537,238

Other information

	December 31, 2021	December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(3,223,299)	$(2,295,656)
Operating cash flows from finance leases	(1,516,378)	(1,169,746)
Financing cash flows from finance leases	$(1,259,427)	(912,109)

	December 31, 2021	December 31, 2020
Weighted-average remaining lease term (years):
Operating leases	19	20
Finance leases	19	20

Weighted-average discount rate:
Operating leases	5.0%	5.0%
Finance leases	4.0%	4.0%

Annual maturity analysis

The future annual maturity of lease payments as of December 31, 2021 for the above lease obligations was:

Maturity of lease liabilities	Operating Leases (1)	Finance Leases	Total
2022	$3,223,299	$2,775,805	$5,999,104
2023	3,223,299	2,775,805	5,999,104
2024	3,223,299	2,775,805	5,999,104
2025	3,223,299	2,775,805	5,999,104
2026	3,223,299	2,775,805	5,999,104
Remainder	42,578,091	39,555,222	82,133,313
Total lease payments	58,694,586	53,434,247	112,128,833
Less: Interest (2)	20,115,120	16,211,141	36,326,261
Present value of lease liabilities (3)	$38,579,466	$37,223,106	$75,802,572
(1) Lease payments adjust annually based on the Wage Index Adjustment, as published by COPAS.
(2) Calculated using the interest rate for each lease.
(3) Includes the current portion of $1,335,794 and $1,310,738 for the operating leases and finance leases, respectively.

8. Revenue Recognition

Revenue Recognition
The revenue standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The revenue standard requires entities to recognize revenue through the application of a five-step model, which

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

Our revenues are primarily generated from the transportation of crude oil through our pipelines. To identify the performance obligations, we considered all the products or services promised in the contracts with customers, whether explicitly stated or implied based on customary business practices. Revenue is recognized when each performance obligation is satisfied under the terms of the contract. Each barrel of product transported is considered a distinct service that represents a performance obligation that would be satisfied over time if it were accounted for separately. The services provided over the contract period are a series of distinct services that are substantially the same, have the same pattern of transfer to the customer, and therefore, qualify as a single performance obligation. Since the customer simultaneously receives and consumes the benefits of services, we recognize revenue over time based on a measure of progress of volumes transported for transportation services contracts.

Product revenue related to allowance oil sales is recognized at the point in time when the control of the oil transfers to the customer.

For all performance obligations, payment is typically due in full within 30 days of the invoice date.

Disaggregation of Revenue – The following table provides information about disaggregated revenue by service type and customer type:

Series A

($ in millions)	2021	2020	2019
Transportation services revenue – third parties	$10.1	$18.0	$12.5
Transportation services revenue – related parties	19.1	14.5	17.8
Total transportation services revenue	29.2	32.5	30.3

Product revenue – related parties	5.6	3.7	4.1
Total product revenue (1)	5.6	3.7	4.1

Total revenue	$34.8	$36.2	$34.4
(1) Product revenue is comprised of allowance oil sales.

Series B

($ in millions)	2021	2020	2019
Transportation services revenue – third parties	$121.2	$103.3	$162.5
Transportation services revenue – related parties	114.9	140.6	117.9
Total transportation services revenue	236.1	243.9	280.4

Total revenue	$236.1	$243.9	$280.4

Transportation services revenue – We have both long-term dedication and transportation contracts and month-to-month transportation contracts for spot shippers that make nominations on our pipelines. For our long-term dedication and transportation contracts, customers dedicate production of the oil well for the life of the dedicated leases. Transportation services are charged at a per barrel rate. We apply the allocation exception guidance for variable consideration related to market indexing for long-term transportation contracts because (a) the variable payment relates specifically to our efforts to transfer the distinct service and (b) we allocate the variable amount of consideration entirely to the distinct service which is consistent with the allocation objective. Transportation services are billed monthly as services are rendered and revenue is recognized over time using an output method measure of progress based on each barrel transported.

Our contracts and tariffs contain terms for the customer to reimburse us for losses from evaporation or other loss in transit in the form of allowance oil. Allowance oil represents the net difference between the tariff PLA volumes and the actual volumetric

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

losses. We obtain control of the excess oil not lost during transportation, if any. Under the revenue standard, we include the excess oil retained during the period, if any, as non-cash consideration and include this amount in the transaction price for transportation services on a net basis. Our allowance oil is valued using the average market price of the relevant type of crude oil during the month product was transported. Gains on pipeline operations that relate to allowance oil are recorded in Operations and maintenance in the accompanying consolidated statements of income.

Certain of our long-term dedication and transportation contracts contain tiered-pricing and/or surcharges imposed over a specific time period. For these contracts, we estimate the total transaction price using production forecasts multiplied by the transportation rate; this approach takes into consideration any tiered pricing, and any applicable surcharge. In considering whether the variable consideration is constrained, we consider scenarios in which forecasted volumes are significantly higher or lower during periods in which a surcharge or tiered price is in effect as well as scenarios in which the life of the dedicated leases is extended past its expected life.

Deferred revenue – Under certain contracts with tiered pricing arrangements, we are entitled to receive payments in advance of satisfying our performance obligations under the contracts. We recognize a liability for these payments in excess of revenue recognized and present it as deferred revenue on our balance sheets.

Product revenue – We generate revenue by selling accumulated allowance oil inventory to customers. Sale of allowance oil is recorded as product revenue, with specific cost based on a weighted average price per barrel recorded as cost of product sold.

Contract Balances – We perform our obligations under a contract with a customer by providing services in exchange for consideration from the customer. The timing of our performance may differ from the timing of the customer’s payment, which results in the recognition of a contract asset or a contract liability. Although we did not have any contract assets as of December 31, 2021 and 2020, we recognize a contract asset when we transfer goods or services to a customer and contractually bill an amount which is less than the revenue allocated to the related performance obligation. We recognize deferred revenue (contract liability) when the customer’s payment of consideration precedes our performance.

The following table provides information about receivables and contract liabilities from contracts with customers:

($ in millions)	January 1, 2021	December 31, 2021
Receivables from contracts with customers – third parties	$12.5	$12.9
Receivables from contracts with customers – related parties	13.5	13.7
Deferred revenue – related parties	18.1	25.4
Deferred revenue – third parties	28.5	33.6

($ in millions)	January 1, 2020	December 31, 2020
Receivables from contracts with customers – third parties	$15.0	$12.5
Receivables from contracts with customers – related parties	12.8	13.5
Deferred revenue – related parties	12.8	18.1
Deferred revenue – third parties	19.5	28.5

Significant changes in the deferred revenue balances with customers during the period are as follows:

($ in millions)	December 31, 2020	2021 Additions (1)	2021 Reductions	December 31, 2021
Deferred revenue – related parties	$18.1	$7.3	$—	$25.4
Deferred revenue – third parties	28.5	5.1	—	33.6

($ in millions)	December 31, 2019	2020 Additions (1)	2020 Reductions	December 31, 2020
Deferred revenue – related parties	$12.8	$5.3	$—	$18.1
Deferred revenue – third parties	19.5	9.0	—	28.5

(1) Deferred revenue additions resulted from collection of cash for unsatisfied performance obligations.

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

As an exemption, we do not disclose the amount of our remaining performance obligations because they represent variable consideration.

9. Supplemental Information

Equity interest in Amberjack is comprised of two series; Series A and Series B, as defined in Note 1 – Organization and Business. Series A of the Members’ capital represents the assets and liabilities in the pipeline system from the Green Canyon, Ewing Bank and Grand Isle areas in the Gulf of Mexico to the intersection with Mars at Fourchon, Louisiana. Series A assets, liabilities, income and losses are shared in the ratio of 75:25 between (i) Shell Pipeline prior to May 11, 2018 and Shell Midstream effective May 11, 2018 and (ii) Chevron, respectively. Series B of the Members’ capital represents the assets and liabilities in the pipeline system extension connecting the offshore production area called JSM in the Gulf of Mexico to the existing Amberjack Pipeline in the Gulf of Mexico at GC19. Series B assets, liabilities, income and losses are shared in the ratio of 50:50 between (i) Shell Pipeline prior to May 11, 2018 and Shell Midstream effective May 11, 2018 and (ii) Chevron, respectively. Supplemental information of Series A units and Series B units are presented below:

	December 31, 2021
	Series A	Series B	Total
Revenue	$34,837,234	$236,071,837	$270,909,071
Operating costs and expenses	16,121,643	50,143,024	66,264,667
Operating income	18,715,591	185,928,813	204,644,404
Other income	167,757	—	167,757
Interest (expense) income	(568,609)	(935,795)	(1,504,404)
Net income	18,314,739	184,993,018	203,307,757
Total assets	94,603,554	745,150,700	839,754,254
Members’ capital	$33,264,625	$666,907,324	$700,171,949

	December 31, 2020
	Series A	Series B	Total
Revenue	$36,156,056	$243,964,949	$280,121,005
Operating costs and expenses	28,732,023	49,274,921	78,006,944
Operating income	7,424,033	194,690,028	202,114,061
Other income	167,757	—	167,757
Interest (expense) income	(381,157)	(630,878)	(1,012,035)
Net income	7,210,634	194,059,148	201,269,782
Total assets	128,130,572	752,121,240	880,251,812
Members’ capital	$33,949,886	$711,914,306	$745,864,192

	December 31, 2019
	Series A	Series B	Total
Revenue	$34,391,878	$280,395,903	$314,787,781
Operating costs and expenses	17,342,051	55,723,403	73,065,454
Operating income	17,049,826	224,672,501	241,722,327
Other income	167,756	—	167,756
Interest (expense) income	367,226	1,003,953	1,371,179
Net income	17,584,807	225,676,455	243,261,262
Total assets	97,393,556	762,175,369	859,568,925
Members’ capital	$53,239,252	$770,255,158	$823,494,410

AMBERJACK PIPELINE COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

10. Environmental Matters

We are subject to federal, state and local environmental laws and regulations. We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third-party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our net income in the period in which they are probable and reasonably estimable. For both December 31, 2021 and 2020, these costs and any related liabilities are not material.

11. Commitments and Contingencies

In the ordinary course of business, we are subject to various laws and regulations. In the opinion of management, we are in compliance with existing laws and regulations and are not aware of any violations that could materially affect our financial position, results of operations or cash flows. We are subject to several lease agreements, which are accounted for as operating leases and the minimum lease payments over the next five years are disclosed in Note 7 – Leases.

12. Subsequent Events

In preparing the accompanying financial statements, we have reviewed events that have occurred subsequent to December 31, 2021 through February 16, 2022, which is the date of the issuance of these financial statements. Any material subsequent event that occurred during this time has been properly disclosed in the financial statements.